UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. ____)

Telmex Internacional, S.A.B. de C.V.
(Name of Subject Company)

Telmex Internacional, S.A.B. de C.V.
(Names of Persons Filing Statement)
American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares
(Title of Class of Securities)
879690105 for L Share ADSs 879690204 for A Share ADSs
(CUSIP Number of Class Securities)
Rafael Robles Miaja Bufete Robles Miaja, S.C. Bosque de Alisos 47 A – PB A2 -01 Bosques de las Lomas México, D.F. 05120, México (5255) 5540-9225
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

“Notice by Telmex Internacional to its Investors”

Mexico, City, April 19, 2010; Telmex Internacional, S.A.B. de C.V. (“TELINT” or the “Company”) (BMV: TELINT; NYSE: TII; LATIBEX: XTII) announced that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) rendered an opinion to the Company’s board of directors  on March 19, 2010 in connection with the offers by América Móvil, S.A.B de C.V. to acquire all of the outstanding publicly traded equity securities of the Company, one to be conducted in the United States and a second to be conducted in the United Mexican States (together, the “TII Offers”).  In such opinion, Merrill Lynch opined that, as of that date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be received in the TII Offers was fair, from a financial point of view, to the holders (other than Carso Global Telecom, S.A.B. de C.V. and its affiliates) of the publicly traded equity securities of the Company consisting of Series A shares, Series L shares, American Depositary Receipts representing TII A shares and American Depositary Receipts representing TII L shares (collectively, the “TII Public Securities”).
* * *

The full text of Merrill Lynch’s opinion, dated March 19, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Merrill Lynch in connection with its opinion, is attached hereto.  Merrill Lynch’s opinion is addressed solely to the Company’s board of directors, is directed only to the consideration to be received in the TII Offers by holders of TII Public Securities (other than Carso Global Telecom, S.A.B. de C.V. and its affiliates) and does not constitute a recommendation to any Company stockholder as to how that stockholder should act in connection with the TII Offers or any related matter.

* * *

LEGAL DISCLAIMER

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OR BID FOR ANY TYPE OF SHARES. THE CORRESPONDING SECURITIES CANNOT BE, IN ANY CASE, SUBJECT TO A PUBLIC OFFER UNTIL, IN ANY CASE, THE NATIONAL BANKING AND SECURITIES COMMISSION AUTHORIZES ITS OFFER ACCORDING TO THE PROVISIONS UNDER THE STOCK MARKET LAW.

THIS PRESS RELEASE CONTAINS CERTAIN FORECASTS OR PROJECTIONS, WHICH REFLECT THE CURRENT VIEWS AND EXPECTATIONS WITH RESPECT TO OUR PERFORMANCE, BUSINESS AND FUTURE EVENTS. FORECASTS INCLUDE WITHOUT LIMITATION, ANY STATEMENT THAT MAY PREDICT, INDICATE OR IMPLY FUTURE RESULTS, PERFORMANCES AND ACHIEVEMENT AND THAT MAY CONTAIN WORDS SUCH AS “BELIEVE”, “ANTICIPATE”, “HOPE”, “IN OUR OPINION”, “MAY PROBABLY RESULT” OR TERMS OR PHRASES WITH A SIMILAR MEANING. THESE STATEMENTS ARE SUBJECT TO CERTAIN RISKS, CONTINGENCIES AND ASSUMPTIONS. PLEASE BE ADVISED THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER SIGNIFICANTLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED IN THIS PRESS RELEASE. UNDER NO CIRCUMSTANCE WILL WE BE LIABLE NOR ANY OF OUR SUBSIDIARIES, AFFILIATES, DIRECTORS, EXECUTIVES, AGENTS OR EMPLOYEES TO THIRD PARTIES (INCLUDING INVESTORS) FOR ANY INVESTMENT, DECISION OR ACTION TAKEN IN REGARD TO THE INFORMATION INCLUDED IN THIS PRESS RELEASE OR FOR ANY CONSEQUENTIAL, SPECIAL OR SIMILAR DAMAGE.

HOLDERS OF TELMEX INTERNACIONAL, S.A.B. DE C.V. (“TII”) AMERICAN DEPOSITARY SHARES AND HOLDERS OF TII SHARES WHO ARE LOCATED IN THE UNITED STATES ARE ADVISED TO READ TII’S SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) REGARDING THE OFFER OF AMÉRICA MÓVIL, S.A.B. DE C.V. (“AMX”) TO ACQUIRE TII SHARES AND AMERICAN DEPOSITARY SHARES WHEN SUCH STATEMENT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

HOLDERS OF TII AMERICAN DEPOSITARY SHARES AND HOLDERS OF TII SHARES MAY OBTAIN FREE COPIES OF TII’S SOLICITATION/RECOMMENDATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY TII REGARDING AMX’S OFFER TO ACQUIRE TII SHARES AND AMERICAN DEPOSITARY SHARES AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

Annex A

[BANK OF AMERICA MERRILL LYNCH LETTERHEAD]

March 19, 2010

The Board of Directors
Telmex Internacional, S.A.B. de C.V.
Avenida de los Insurgentes 3500
Colonia Peña Pobre
Mexico, Distrito Federal 14060

Members of the Board of Directors:

We understand that América Móvil S.A.B. de C.V. (“AMX”) announced, on January 13, 2010, its intention to make an offer to acquire all of the outstanding publicly traded equity securities of Telmex Internacional, S.A.B. de C.V., a public stock corporation with variable capital organized under the laws of the United Mexican States (“TII”) and majority owned subsidiary of Carso Global Telecom, S.A.B. de C.V. (“CGT”), in exchange for shares of AMX or, at the election of the exchanging holder, cash through two offers to purchase, one to be conducted in the United States (the “U.S. Offer”) and a second to be conducted in the United Mexican States (together, the "TII Offers").  The publicly traded TII equity securities consist of Series A shares (the "TII A Shares") and Series L shares (the "TII L Shares" and, together with the TII A Shares, the "TII Public Shares"), as well as American Depositary Receipts representing TII A Shares (the "TII A ADSs") and TII L Shares (the "TII L ADSs" and, together with the TII A ADSs, the "TII ADSs" and, together with the TII Public Shares, the "TII Public Securities").  As more fully described in the Draft Form F-4 (as defined below), AMX will offer to exchange, at the election of the holder, (i) for each TII L Share or TII A Share that the holder validly tenders and does not withdraw prior to the expiration date of the U.S. Offer, the U.S. dollar equivalent of Ps$11.66 in cash or 0.373 Series L shares of AMX (the “AMX L Shares”), and (ii) for each TII ADS that the holder validly tenders and does not withdraw prior to the expiration date of the U.S. Offer, the U.S. dollar equivalent of of Ps$233.20 in cash or 0.373 American Depository Receipts representing AMX L Shares (the “AMX L ADSs” and, whether in the form of cash or AMX L Shares or AMX L ADSs, the "Consideration").  Concurrently with its announcement of the TII Offers, AMX also announced its intention to make an offer to purchase all of the outstanding equity securities of CGT (the "CGT Offer").

The terms and conditions of the TII Offers are more fully set forth in the Form F-4 proposed to be filed with the U.S. Securities and Exchange Commission by AMX (the “Form F-4”).

You have requested our opinion as to the fairness, from a financial point of view, to the holders of TII Public Securities (other than CGT and its affiliates) of the Consideration to be received by such holders in the TII Offers.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to TII and AMX;

(2)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of TII discussed with us by the management of TII, including certain 2010 budgetary forecasts relating to TII;

(3)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of AMX discussed with us by the management of AMX, including certain 2010 budgetary forecasts relating to AMX;

(4)
reviewed certain publicly available financial forecasts relating to TII (“TII Public Forecasts”) and AMX (“AMX Public Forecasts”) and discussed such forecasts with the management of TII and AMX, respectively;

(5)
discussed the past and current business, operations, financial condition and prospects of TII with members of management of TII, and discussed the past and current business, operations, financial condition and prospects of AMX with members of management of TII and AMX;

(6)	reviewed the potential pro forma financial impact of the TII Offers on the future financial performance of AMX, including the potential effect on AMX’s estimated earnings per share;

(7)
reviewed the trading histories for the TII Public Securities, Series A shares of AMX (the “AMX A Shares”), AMX L Shares, American Depository Receipts representing AMX A Shares and AMX L ADSs and a comparison of such trading histories with the trading histories of other companies we deemed relevant;

(8)	compared certain financial and stock market information of TII and AMX with similar information of other companies we deemed relevant;

(9)	compared certain financial terms of the TII Offers to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(10)	reviewed a draft of the Form F-4 (the “Draft Form F-4”);

(11)	reviewed AMX’s Declaración de Información Sobre Reestructuración Societaria, dated as of March 2, 2010; and

(12)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us, and have relied upon the assurances of the management of each of TII and AMX that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect.  As you are aware, we have not been provided with, and we did not have access to, financial forecasts relating to TII prepared by the management of TII.  Accordingly, we have been advised by TII and have assumed, with the consent of TII, that the TII Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of TII and we have used the TII Public Forecasts in performing our analyses.  As you are aware, we have not been provided with, and we did not have access to, financial forecasts relating to AMX prepared by the management of AMX.  Accordingly, we have been advised by AMX and have assumed, at the direction of TII and with your consent, that the AMX Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of AMX and we have used the AMX Public Forecasts in performing our analyses.  We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of TII or AMX, nor have we made any physical inspection of the properties or assets of TII or AMX.  We have not evaluated the solvency or fair value of TII or AMX under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.  We have assumed, at the direction of TII, that the TII Offers will be consummated in accordance with their respective terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the TII Offers, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on TII, AMX or the contemplated benefits of the TII Offers.

We also have assumed, with your consent, that that the Form F-4 to be filed with the SEC will not differ in any material respect from the Draft Form F-4 reviewed by us.

We were not requested to, and we did not, participate in the negotiation of the terms of the TII Offers, nor were we requested to, and we did not, provide any advice or services in connection with the TII Offers other than the delivery of this opinion.  As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of TII or any alternative transaction.  We express no view or opinion as to any such matters.  We express no view or opinion as to any terms or other aspects of the TII Offers (other than the Consideration to the extent expressly specified herein), including, without limitation, the form, legality or structure of the TII Offers, any related transaction or the form or structure of the Consideration.  We express no view or opinion as to any terms or other aspects of the CGT Offer, including, without limitation, the form, legality or structure of the CGT Offer, any related transaction or the form, structure or amount of the consideration.  We express no view or opinion as to any combination, restructuring or reorganization AMX may effect following the consummation of the TII Offers or the CGT Offer, including, without limitation, the form, legality or structure of any such combination, restructuring or reorganization or any related transaction.  Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of TII Public Securities.  No opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the TII Offers or the CGT Offer, or class of such persons, relative to the Consideration.  Furthermore, no opinion or view is expressed as to the relative merits of the TII Offers or any related transaction in comparison to other strategies or transactions that might be available to TII or in which TII might engage or as to the underlying business decision of TII to proceed with or recommend to holders of TII Public Securities the TII Offers.  We are not expressing any opinion as to what the value of AMX L Shares or AMX L ADSs actually will be when issued or the prices at which TII Public Securities, AMX L Shares or AMX L ADSs will trade at any time, including following consummation of the TII Offers.  In addition, we express no opinion or recommendation as to how any holder of TII Public Securities should act in connection with the TII Offers or any related transaction or matter.

We have acted as financial advisor to the Board of Directors of TII in connection with the TII Offers solely to render this opinion and will receive a fee for our services, which is payable upon the rendering of this opinion.  In addition, TII has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals.  In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of TII, AMX, CGT and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to CGT and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including having (i) acted as joint bookrunning manager for a certain debt offering and lender under certain credit and leasing facilities and (ii) provided or providing certain trading services.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to AMX and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including having provided or providing certain trading and treasury services.

It is understood that this letter is solely for the benefit and use of the Board of Directors of TII in connection with and for purposes of its evaluation of the TII Offers.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof.  It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.  The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the TII Offers by holders of TII Public Securities (other than CGT and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Inc. Merrill Lynch, Pierce, Fenner & Smith Inc.